

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2025

Michael Pruitt
Interim Chief Executive Officer
AMAZE HOLDINGS, INC.
2901 West Coast Highway, Suite 200
Newport Beach, CA 92663

> **Re: AMAZE HOLDINGS, INC.**
> **Registration Statement on Form S-1**
> **Filed June 6, 2025**
> **File No. 333-287856**

Dear Michael Pruitt:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Kate Beukenkamp at 202-551-3861 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services

cc: Andy Tataryn